Exhibit 99.1

Grab Accelerates Financial Services Roadmap with Acquisition of Digital Investing Platform, Stash Financial, Inc.

Grab Holdings Limited (“Grab”) announced that it had signed definitive agreements to acquire 100% of the equity interest in Stash Financial, Inc., (“Stash”), a U.S. digital financial services company, with the payment for 50.1% equity interest to be made at Closing at an enterprise value of US$425 million and payments for the remaining interest to be made at the fair market value over three years post-Closing. The transaction is subject to regulatory approvals and other customary closing conditions and is expected to close in the third quarter of 2026 (“Closing”). The payment at Closing will be made in a combination of cash and stock, and subsequent payments will be made in cash and/or stock at Grab’s discretion.

Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact contained in this document, including but not limited to, statements about Grab’s goals, targets, projections, outlooks, beliefs, expectations, strategy, plans, objectives of management for future operations of Grab, growth opportunities and for the proposed transaction, including statements regarding the benefits of the transaction, the anticipated timing of the transaction and the products and markets of each company, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “anticipate,” “expect,” “suggest,” “plan,” “believe,” “intend,” “estimate,” “target,” “project,” “should,” “could,” “would,” “may,” “will,” “forecast,” “opportunity,” “annualized run rate” or other similar expressions. Forward-looking statements are based upon estimates and forecasts and reflect the views, assumptions, expectations, and opinions of Grab, which involve inherent risks and uncertainties, and therefore should not be relied upon as being necessarily indicative of future results. A number of factors, including macro-economic, industry, business, regulatory and other risks, could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect Stash’s business, (ii) the failure to satisfy the conditions to the consummation of the transaction, including the receipt of certain governmental and regulatory approvals and other risks related to the uncertainties inherent in the transfer of ownership of, and ongoing compliance by, a regulated business, (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the definitive agreements, (iv) the effect of the announcement or pendency of the transaction on Stash’s business relationships, operating results, and business generally, (v) risks that the proposed transaction disrupts current plans and operations of Stash or Grab and potential difficulties in Stash employee retention as a result of the transaction, (vi) risks related to diverting management’s attention from Stash’s ongoing business operations, (vii) the outcome of any legal proceedings that may be instituted against Grab or against Stash related to the Series H fundraising round, the transaction agreements or the transaction, (viii) the ability of Grab to successfully integrate Stash’s operations, product lines, and technology, and to maintain or grow Stash’s customer base, in particular in the U.S., where Grab does not have any prior commercial operations, (ix) the ability of Grab to implement its plans, forecasts, and other expectations with respect to Stash’s business after the completion of the proposed transaction and realize additional opportunities for growth and innovation, and (x) unexpected costs, charges or expenses resulting from the acquisition. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties described under “Item 3. Key Information – D. Risk Factors” and in other sections of Grab’s annual report on Form 20-F for the year ended December 31, 2024, as well as in other documents filed by Grab from time to time with the U.S. Securities and Exchange Commission (the “SEC”).

Forward-looking statements speak only as of the date they are made. Grab does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.